Exhibit 99.1

Hydro One highlights safety performance, Indigenous procurement and partnerships in its 2025 Sustainability Report

The company exceeds Indigenous spending target ahead of schedule

TORONTO, May 7, 2026 – Today, Hydro One Limited (Hydro One) announced the release of its 2025 Sustainability Report, titled Connecting power and possibility. The report details a strong safety performance, progress towards increasing Indigenous and domestic procurement and the build out of Ontario’s transmission system in partnership with First Nation governments.

The company achieved a recordable injury rate of 0.68 per 200,000 hours worked, well below industry standards. This result reflects operational discipline, continuous improvement and dedication to ensuring every employee goes home safe at the end of each day.

Leadership in Indigenous partnership and economic reconciliation remains a priority. In 2025, Hydro One spent approximately $216 million – or more than 7 per cent of its total sourceable spend – on purchases with Indigenous businesses, exceeding its target of 5 per cent by 2026. This complements the company’s strong position to deliver key projects through its industry-leading First Nation Equity Partnership Model. By the end of 2025, Hydro One had been designated 12 transmission lines.

Hydro One also took major steps forward to reinforce supply chain resilience amid global uncertainty. Through its Ontario and Canada first procurement strategy, the company directed more than 90 per cent of its total procurement spending to Canadian suppliers. This included an investment to expand Ontario-based transformer manufacturing to increase local production capacity.

“Ontario’s long-term demand for electricity is increasing. Hydro One will continue to focus on sustainable solutions to meet the needs of the people of Ontario, and support the province’s broader economic goals,” said Lisa Pearson, Executive Vice President, Corporate Affairs, Hydro One. “Our focus on safety, Canadian procurement and strategic investments and Indigenous partnerships is supporting our efforts to build a strong, reliable and secure system. Hydro One’s success is tied to Ontario’s success, and we will continue to do our part to deliver value for customers, partners and communities.”

Hydro One’s 2025 Sustainability Report can be found here.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion.

Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy through buying $3.0 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.‘s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

For More Information

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

Forward-looking statements and information:

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

SOURCE Hydro One Limited